UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Air Côte d’Ivoire Orders Four Embraer E175s to Boost Regional Connectivity Dubai, UAE, November 17, 2025 – Air Côte d’Ivoire, the national carrier of the Republic of Côte d’Ivoire, has signed a firm order for four Embraer (B3: EMBJ3, NYSE: EMBJ) E175 aircraft, with eight additional purchase rights, as part of its fleet modernization and regional expansion strategy. The aircraft will be configured with 76 seats in a two-class layout – 12 in Business Class and 64 in Economy – offering passengers a comfortable and efficient travel experience. The first E175 jet delivery is scheduled for the first half of 2027, and the deal will be added to Embraer’s Q4 2025 backlog. Air Côte d’Ivoire will deploy the E175s on domestic and regional routes, supporting the airline’s goal to grow its network, enhance connectivity, and gradually replace its turboprop fleet. The E175 was selected for its greater range, speed, passenger comfort, and increased cargo capacity compared to turboprops – making it the ideal aircraft to support the airline’s evolving operations. The aircraft will also play a key role in feeding Air Côte d’Ivoire’s hub in Abidjan, increasing frequencies and strengthening regional links. The airline recently launched long-haul service to Paris Charles de Gaulle, and the E175 will help optimize connectivity to and from the hub. “This order marks a significant step in our fleet development strategy,” said Laurent Loukou, Chief Executive Officer of Air Côte d’Ivoire. “The Embraer E175 is perfectly suited to our domestic and regional ambitions. Its capacity is perfectly adapted to the size of African markets. Its performance and comfort will allow us to offer a superior passenger experience, while supporting our growth and the development of our Abidjan hub. It also enables us to gradually phase out our turboprop fleet and operate more efficiently across our network while improving our economic performance with better operating costs and profitability." Arjan Meijer, President and CEO of Embraer Commercial Aviation, commented: “We are honoured to welcome Air Côte d’Ivoire to the E-Jet family. Embraer is firmly established as the market leader in the up to 150 seat segment in Africa, the E175 is a proven performer on the continent and its capabilities are a perfect match for the airline’s vision. This aircraft will bring immediate benefits in terms of connectivity, efficiency, and passenger satisfaction, and we look forward to supporting Air Côte d’Ivoire as they expand their network and strengthen their position in the region.” Currently, Embraer has 250 aircraft in operation, across 56 different African operators. Over the past 10 years, Embraer's fleet in Africa has grown at a compound annual growth rate (CAGR) of 7.5%. As a result, Embraer now leads the market in Africa for aircraft with up to 150 seats, holding a 31% market share. About Air Côte d’Ivoire Air Côte d’Ivoire was created in May 2012 at the initiative of President Alassane OUATTARA, whose vision was to provide Côte d’Ivoire with a major airline that would contribute to its economic recovery and international influence. Since the launch of its flights in November 2012, the company has grown rapidly to position itself very quickly as a market leader with more than 50% market share. About Embraer Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents. Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 150 million passengers a year. Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations